UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BODY AND MIND INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

09689V100
(CUSIP Number)

ROBERT HASMAN 9811 W. Charleston Blvd 2-624 Las Vegas, NV 89117 Telephone: 702-769-2725
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09689V100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ROBERT HASMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Under 5% non reporting person (1)
	8	SHARED VOTING POWER
Nil.
	9	SOLE DISPOSITIVE POWER
Under 5% non reporting person (1)
	10	SHARED DISPOSITIVE POWER
Nil.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Under 5% -non reporting person
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Under 5% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1)	The beneficial ownership consists of shares held by SW Fort Apache, LLC, an entity controlled by the Reporting Person who has discretionary voting and investment authority over securities held by SW Fort Apache, LLC, (ii) and common stock held by TI Nevada, LLC, an entity controlled by the Reporting Person who has discretionary voting and investment authority over securities held by TI Nevada, LLC.

Item 1.	Security and Issuer

This statement relates to the voting common stock, with a par value of $0.0001, of Body and Mind Inc., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive office at 750 – 1095 West Pender Street, Vancouver, British Columbia, Canada, V6E 2M6.

Item 2.	Identity and Background

Name:

This statement is filed by Robert Hasman (the "Reporting Person").

Residence or Business Address:

Robert Hasman
9811 W. Charleston Blvd 2-624
Las Vegas, NV 89117

Present Principal Business or Occupation:

Mr. Hasman’s principal occupation is a businessman.

Place of Organization or Citizenship:

Mr. Hasman is a United States citizen.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Not applicable .

Item 4.	Purpose of Transaction

This amendment shall disclose the Reporting Person is less than a 5% beneficial owner and is now a non reporting person.

Item 5.	Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)       For the purposes of this statement, the Reporting Person is reporting herein that, as of November 30th 2022 beneficial ownership is less than 5% of the Issuer's issued and outstanding common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30th, 2022

/s/ Robert Hasman
Name: Robert Hasman